UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 19 May 2016

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
Incorporated in the Republic of South Africa)
Registration Number 1968/004880/06)
JSE, NYSE, DIFX Share Code: GFI
ISIN: ZAE000018123
"Gold Fields" or "the Company")

RESULTS OF ANNUAL GENERAL MEETING OF GOLD FIELDS LIMITED HELD ON 18 MAY 2016

Shareholders are advised that at the Annual General Meeting of Gold Fields Limited held on Wednesday 18 May 2016, the ordinary and special resolutions, as well as advisory endorsement of the company's remuneration policy, as set out in the notice of the annual general meeting dispatched to shareholders on 15 April 2016 were passed, on a poll, by the requisite majorities.

Details of the results of the voting are as follows:

Total issued share capital: 821,532,707
Total number of shares present/
represented including proxies at the meeting: 697,466,342
being 85% of the total votable shares

Ordinary resolutions	Number of shares voted	Shares voted for:	Shares voted against:	Shares abstained:
1.Re-appointment of auditors	696,778,208	696,444,849	333,359	688,134
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	100%	99.95%	0.04%	0.08%
2.1 Re-election of a director: SP Reid	696,732,673	682,857,441	13,875,232	733,669
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	100%	98.00%	1.99%	0.08%
2.2. Re-election of a director: GM Wilson	696,745,466	682,597,302	14,148,164	720,876
	% of total shares	% of shares voted	% of shares voted	% of total issued shares
	100%	97.96%	2.03%	0.08%
2.3. Re-election of a director: DN Murray	696,743,904	682,613,827	14,130,077	722,438
	% of total shares	% of shares voted	% of shares voted	% of total issued shares

	100%	97.97%	2.02%	0.08%
2.4. Re-election of a director: DMJ Ncube	696,738,974	673,929,620	22,809,354	727,368
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	100%	96.72%	3.27%	0.08%
2.5. Re-election of a director: AR Hill	696,743,721	681,782,753	14,960,968	722,621
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	100%	97,85%	2.14%	0,08%
3.1. Re-election of Audit Committee member: GM Wilson	696,721,937	682,613,661	14,108,276	744,405
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	100%	97.97%	2.02%	0,09%
3.2. Re-election of Audit Committee member: RP Menell	696,718,792	675,424,117	21,294,675	747,550
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	100%	96.94%	3.05%	0.09%
3.3. Re-election of a member of the Audit Committee: DMJ Ncube	696,716,020	682,496,716	14,219,304	750,322
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	100%	97.95%	2.04%	0.09%
4. Approval for the issue of authorised but unissued ordinary shares	692,614,509	619,929,908	72,684,601	4,851,833
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	100%	89.50%	10.49%	0.59%

Special resolutions	Number of shares voted	Shares voted for:	Shares voted against:	Shares abstained:
1. Approval for the issuing of equity securities for cash	692,669,507	618,745,792	73,923,715	4,796,835
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	100%	89.32%	10.67%	0.58%
Advisory endorsement of the	686,759,409	584,285,581	102,473,828	10,706,933
	% of total	% of shares	% of shares	% of

remuneration policy	issued shares	voted	voted	shares voted
	100%	85.07%	14.92%	1.30%
2. Approval for the remuneration of non-executive directors	696,620,173	682,308,630	14,311,543	846,169
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	100%	97.94%	2.05%	0.10%
3. Approval for the Company to grant inter-group financial assistance in terms of section 44 and 45 of the Act	692,495,580	688,953,551	3,542,029	4,970,762
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	100%	99.48%	0.51%	0.60%
4. Acquisition of the Company's own shares	692,633,012	608,085,677	84,547,335	4,833,330
	% of total issued shares	% of shares voted	% of shares voted	% of shares voted
	100%	87.79%	12.20%	0.58%
5. Approval of the amendment of the Gold Fields Limited 2012 Share Plan	692,097,479	600,162,244	91,935,235	5,368,863
	% of total issued shares	% of shares voted	% of shares voted	% of shares voted
	100%	86.71%	13.28%	0.65%
6. Financial assistance to Directors and Prescribed Officers and Other Persons who may participate in the Share Plan	689,632,989	675,073,113	14,559,876	7,833,353
	% of total issued shares	% of shares voted	% of shares voted	% of shares voted
	100%	97.88%	2.11%	0.95%

Over 84.90% of votable shares were represented at the AGM.

The special resolutions will be filed with the Companies and Intellectual Property Commission in accordance with the requirements of the Companies Act, No 71 of 2008.

18 May 2016
Sponsor
J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 19 May 2016

By:	/s/ Nicholas J. Holland
Name:	Nicholas J. Holland
Title:	Chief Executive Officer